[LOGO OF ELRON
ELECTRONIC INDUSTRIES LTD.]

                                                                  March 16, 2005

Dear Shareholder:

    You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the 'COMPANY') to be held at 3:00 p.m., Israel time, on April 21, 2005, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to:

    (i) approve and ratify the purchase of a directors' and officers' insurance policy for the directors and officers of the Company (the 'D&O POLICY') from Clal Insurance Company Ltd. upon the terms and conditions set forth in the accompanying Proxy Statement; and

    (ii) approve and ratify the application of the D&O Policy to Mr. Dori Manor and any future director or officer of the Company who may be considered a 'controlling person' under the Companies Law, 1999.

    For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote 'FOR' the resolutions, specified in the accompanying Proxy Statement.

    We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

    Thank you for your cooperation.

                                       Very truly yours,

AMI EREL                                               DORON BIRGER

AMI EREL                                               DORON BIRGER
Chairman of the Board of Directors                     President & Chief Executive Officer

Tel-Aviv, Israel
March 16, 2005

                        ELRON ELECTRONIC INDUSTRIES LTD.
              NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

    Notice is hereby given that a Special General Meeting of Shareholders (the 'MEETING') of Elron Electronic Industries Ltd. (the 'COMPANY') will be held at 3:00 p.m., Israel time, on April 21, 2005, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At the Meeting, the shareholders will be asked to:

    (i) approve and ratify the purchase of a directors' and officers' insurance policy for the directors and officers of the Company (the 'D&O POLICY') from Clal Insurance Company Ltd. upon the terms and conditions set forth in the accompanying Proxy Statement; and

    (ii) approve and ratify the application of the D&O Policy to Mr. Dori Manor and any future director or officer of the Company who may be considered a 'controlling person' under the Companies Law, 1999.

    Shareholders of record at the close of business on March 14, 2005 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

    Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on April 19, 2005. Shareholders may revoke their proxies by providing written notice to the Company no later than 48 hours prior to the Meeting. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

    Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

                       By Order of the Board of Directors,

AMI EREL                                               DORON BIRGER

AMI EREL                                               DORON BIRGER
Chairman of the Board of Directors                     President & Chief Executive Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.
                                3 AZRIELI CENTER
                       THE TRIANGLE BUILDING, 42ND FLOOR
                                TEL-AVIV, ISRAEL

                             ---------------------
                                PROXY STATEMENT
                             ---------------------

    This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.003 nominal value (the 'ORDINARY SHARES'), of Elron Electronic Industries Ltd. (the 'COMPANY' or 'ELRON') in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the 'MEETING') to be held on April 21, 2005, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

    It is proposed that at the Meeting, the Shareholders (i) approve and ratify the purchase of a directors' and officers' insurance policy for the directors and officers of the Company from Clal Insurance Company Ltd. upon the terms and conditions set forth in this Proxy Statement; and (ii) approve and ratify the application of the D&O Policy to Mr. Dori Manor and any future director or officer of the Company who may be considered a 'controlling person' under the Companies Law, 1999.

    The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

    A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Athough abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 14, 2005 will be entitled to a notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about March 18, 2005 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    On February 24, 2005, the Company had issued and outstanding 29,414,424 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Special General Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                  BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of February 24, 2005, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares and by all officers and directors as a group:

                                                NUMBER OF        PERCENT OF
NAME AND ADDRESS                             ORDINARY SHARES   ORDINARY SHARES
----------------                             ---------------   ---------------
Discount Investment Corporation Ltd. (1)...    13,443,658           45.70%
  Tel Aviv, Israel
Bank Leumi Group (2) ......................     1,761,115            5.99%
  Tel Aviv, Israel
Bank Hapoalim Group (3) ...................     1,609,787            5.47%
  Tel Aviv, Israel
Clal Insurance Group (4)* .................       575,850            1.96%
  Tel Aviv, Israel
All Officers & Directors as a group (5)....       158,852            0.54%

---------

 * less than 5%

(1) IDB Holding Corporation Ltd. ('IDBH') is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance Enterprise Holdings Ltd. ('CLAL'). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

    As of February 24, 2005, approximately 51.7% of the outstanding share capital of IDBH was owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ('GANDEN INVESTMENTS'), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which held 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ('MANOR INVESTMENTS'), a private Israeli company controlled by Ruth Manor, which held 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ('LIVNAT INVESTMENTS'), a private Israeli company controlled by Avraham Livnat, which held 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

    In addition, as of February 24, 2005, (i) another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden Investments, held approximately 6.44% of the equity and voting power of IDBH, (ii) Shelly Bergman held approximately 7.23% of the equity of and voting power in IDBH, (iii) another private Israeli company controlled by Ruth Manor, which is the parent company of Manor Investments, held approximately 0.03% of the equity and voting power in IDBH and (iv) another private Israeli company controlled by Avraham Livnat, which is the parent company of Livnat Investments, held approximately 0.04% of the equity and voting power in IDBH.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

    Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Bergman and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and the Company.

(2) The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of February 24, 2005, the State of Israel held approximately 34.78% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 9.98% of Bank Leumi's shares; (ii) mutual funds of the Bank Hapoalim group held approximately 5.27% of Bank Leumi's shares; and (iii) the public held the remainder of Bank Leumi's shares.

(3) The Bank Hapoalim Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M. As of February 24, 2005, the shares of Bank Hapoalim were held as follows: (1) Arison Holdings (1998) Ltd. held approximately 16.49% of Bank Hapoalim's shares; (2) Israel Salt Industries (1998) Ltd. held approximately 7.03% of Bank Hapoalim's shares;
    (3) the public held approximately 68.60% of Bank Hapoalim's shares; and
    (4) other shareholders each held less than 5% of Bank Hapoalim's shares.

(4) The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of February 24, 2005, the other major shareholders of Clal were Bank Hapoalim, which held approximately 19.25% of Clal's shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.), and mutual and provident funds that are controlled by Bank Leumi, which held approximately 7.13%. None of the remaining shareholders of Clal held more than 5% of its shares.

(5) This amount includes 157,612 shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 24, 2005. This amount does not include any shares that may be deemed to be beneficially owned by directors who are affiliated with DIC.

             ITEM 1 -- APPROVAL OF THE PURCHASE OF A DIRECTORS' AND
                 OFFICERS' LIABILITY INSURANCE POLICY FROM CLAL
                             INSURANCE COMPANY LTD.

    The Audit Committee and the Board of Directors of the Company approved the purchase by the Company of a directors and officers liability insurance policy for the liabilities of its directors and officers effective from January 1, 2005 on the terms detailed herein (the 'POLICY') from Clal Insurance Company Ltd. ('CLAL INSURANCE'). Under the Companies Law, 1999, the purchase of a directors' and officers' liability insurance policy requires the approval of the Audit Committee, the Board of Directors and the shareholders in general meeting. Such approvals are also required in this instance since the purchase of the Policy from Clal Insurance is deemed to be a transaction with another entity in which a 'Controlling Person' of the Company, namely IDBD, has a personal interest. As of February 24, 2005, Clal Insurance was approximately 51.3% owned by

IDBD. As of February 24, 2005, IDBD owned approximately 67.3% of DIC, which in turn owns approximately 46% of the Company.

    The principal terms of the Policy are as follows:

    (1) The Policy is for a period beginning on January 1, 2005 and ending on June 30, 2006 (the 'POLICY PERIOD').

    (2) The coverage under the Policy is limited to $30 million per claim and in the aggregate during the Policy Period.

    (3) The annual premium to be paid with respect to the Policy will be approximately $475,000 per annum.

    The purchase of the Policy from Clal Insurance followed an orderly process in which the Company's management considered and evaluated competing proposals. The price of the Policy was the lowest of the competing proposals and accordingly, the Policy was selected by the Company's management.

    The Audit Committee and the Board of Directors also approved: (i) any renewal and/or extension of the Policy for all directors and officers of the Company; and (ii) the purchase of any other directors' and officers' liability insurance policy for the directors and officers of the Company upon the expiration of the Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is:

    (a) For the benefit of the Company's previous and/or current and/or future directors and officers and on terms substantially similar to those of the Policy;

    (b) For a premium which will not increase by more than 25% in any year, as compared to the previous year; and

    (c) For coverage which will not exceed $30 million.

    It is proposed, in accordance with the Companies Law, that at the Meeting the following resolutions be adopted:

          'RESOLVED, to approve and ratify the purchase from Clal Insurance Company Ltd. of the Policy for the directors and officers of the Company covering insurance of directors' and officers' liability and the terms of the Policy; and further

          'RESOLVED, to approve (i) any renewal and/or extension of the Policy for the directors and officers of the Company; and (ii) the purchase of any other directors' and officers' liability insurance policy for the directors and officers of the Company upon the expiration of the Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is (a) for the benefit of the Company's previous and/or current and/or future directors and officers and on terms substantially similar to those of the Policy; (b) for a premium which will not increase by more than 25% in any year, as compared to the previous year; and (c) for coverage which will not exceed $30 million.

           For the avoidance of doubt, it is hereby clarified that no further approval of the Audit Committee and the Board of Directors or the shareholders of the Company will be required in connection with any renewal and/or extension of the Policy and/or the purchase of any other liability insurance policy, in accordance with these resolutions.'

           The above resolutions shall not apply to any director or officer of the Company who may be considered a 'Controlling Person' under the Companies Law unless the shareholders of the Company approve the resolutions described in Item 2 below.

    The approval by the shareholders of such a transaction requires approval by the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof provided that either (a) the majority of the Ordinary Shares voted at the meeting in favor of the approval includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total number of votes against the approval voted by shareholders who do not have a personal interest does not exceed one percent (1%) of the total voting rights in the Company.

    THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

ITEM 2 -- APPROVAL OF THE APPLICATION OF THE DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICY TO DORI MANOR AND ANY FUTURE DIRECTOR OR OFFICER OF THE COMPANY
  WHO IS OR MAY BE CONSIDERED A 'CONTROLLING PERSON' UNDER THE COMPANIES LAW.

    It is proposed that the Company approve and ratify that the purchase of the Policy as described in Item 1 above shall apply to Dori Manor, a director of the Company, and any future director or officer of the Company who is or may be considered a 'Controlling Person' under the Companies Law.

    Dori Manor is the son of Isaac and Ruth Manor. Manor Investments, a company controlled by Ruth Manor, holds 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments jointly control IDBH, which may be deemed to indirectly control the Company. Ruth and Isaac Manor and their four children, Dori Manor (together with his wife, Liat Manor), Sharon Manor, Tami Morel and Michal Topaz hold all the shares of Manor Investments through two private Israeli companies: (i) Manor Holdings BI Ltd. (a private Israeli company wholly owned by Ruth and Isaac Manor), which holds 60% of the shares and (ii) Euro Man Automotive Ltd. ('Euro Man') which holds 40% of the shares. Euro Man, in turn, is held by Ruth and Isaac Manor who each own 10% of the shares and their aforementioned children, including Dori Manor (together with his wife, Liat Manor), each holding 20% of the shares.

    By virtue of the foregoing, Dori Manor is deemed to be a 'Controlling Person' of the Company as defined under the Companies Law.

    It is proposed that at the Meeting, the following Resolutions be adopted:

          'RESOLVED, to approve and ratify that the purchase of the Policy as described in Item 1 above shall also be for the benefit of Dori Manor and any future director or officer of the Company who at the relevant time is or may be considered a 'Controlling Person' under the Companies Law, covering insurance of directors' and officers' liability and the terms of this Policy; and further

          'RESOLVED, to approve that (i) any renewal and/or extension of the Policy as described in Item 1 above shall also be for the benefit of Dori Manor and any future director or officer of the Company who at the relevant time is or may be considered a

          'Controlling Person' under the Companies Law; and (ii) the purchase of any other directors' and officers' liability insurance policy upon the expiration of the Policy, as described in Item 1 above, shall also be for the benefit of Dori Manor and any future director or officer of the Company who at the relevant time is or may be considered a 'Controlling Person' under the Companies Law.

          For the avoidance of doubt, it is hereby clarified that no further approval of the Audit Committee and the Board of Directors or the shareholders of the Company will be required in connection with any renewal and/or extension of the Policy and/or the purchase of any other liability insurance policy, in accordance with these resolutions.'

    Since Dori Manor, a director of the Company, is considered a 'Controlling Person' under the Companies Law and directors and officers who may be appointed in the future and to whom the Policy shall apply, may be considered 'Controlling Persons' under the Companies Law, the approval of the foregoing resolutions requires the affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that either (a) the majority of the Ordinary Shares voted at the meeting in favor of the approval includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total number of votes against the approval voted by shareholders who do not have a personal interest does not exceed one percent (1%) of the total voting rights in the Company.

    THE AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THESE PROPOSED RESOLUTIONS.

                                   *  *  *  *  *

Your vote is important. Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, the shares represented thereby will be voted as indicated thereon.

                      By Order of the Board of Directors,

      AMI EREL                                  DORON BIRGER

      AMI EREL                                  DORON BIRGER
      Chairman of the Board of Directors        President & Chief Executive Officer

March 16, 2005

                                                                      APPENDIX 1


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 21, 2005

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on March 14, 2005 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on April 21, 2005, at 3:00pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:


     1. To approve and ratify the purchase of a directors' and officers' liability insurance policy from Clal Insurance Company Ltd., and the terms of the policy as described in the accompanying Proxy Statement (the "Policy"); and further to approve (i) any renewal and/or extension of the Policy; and (ii) the purchase of any other directors' and officers' liability insurance policy upon the expiration of the Policy, subject to limitations set forth in the accompanying Proxy Statement.

             [ ] FOR                 [ ] AGAINST                [ ] ABSTAIN

     2. To approve and ratify that the Policy, and any renewal and/or extension thereof, or any purchase of other directors' and officers' liability insurance, shall apply to Dori Manor and any future director or officer of the Company who may be considered a "Controlling Shareholder" under the Companies Law, 1999,as described in the accompanying Proxy Statement.

             [ ] FOR                 [ ] AGAINST                [ ] ABSTAIN

        Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolutions described in Proposals 1&2, which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:



        o holds 5% or more of the issued and outstanding share capital or voting rights, or

        o has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or

        o   is a director or a general manager.

        An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

        PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN PROPOSAL 1.

                                [ ] YES      [ ] NO

        PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN PROPOSAL 2.

                                [ ] YES      [ ] NO

        IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN EACH OF THE PROPOSALS 1&2 ABOVE, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THE RESPECTIVE RESOLUTIONS.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed above.

                                                Dated:
                                                --------------------------, 2005


                                                --------------------------------

                                                --------------------------------

                                                IMPORTANT: Please sign exactly
                                                as name appears at the left.
                                                Each joint owner should sign.
                                                Executors, administrators,
                                                trustees, etc. should indicate
                                                the capacity in which they sign.